

2015 KBW Mid-Atlantic
One-on-One Bank Conference
November 3, 2015
Ritz-Carlton, Philadelphia, PA

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's 2014 Annual Report on Form 10-K and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- **Mid-Atlantic Bank Headquartered in Wheeling, West Virginia**

- **Assets: $8.5 billion**

- **Founded in 1870**

- **34 banks/24 companies acquired in 26 years**

- **Geographic Loan Distribution: West Virginia (40%), Ohio (34%) and Western Pennsylvania (26%)**

- **Geographic Deposit Distribution: West Virginia (42%), Ohio (31%) and Western Pennsylvania (27%)**

- **141 Financial Centers and 129 ATMs**

- **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced Management Team

Executive	Position	Years in Banking	Years w/ WSBC
James Gardill	Chairman of the Board	43*	43
Todd Clossin	President & CEO	31	2
Robert Young	EVP & CFO	29	14
Ivan Burdine	EVP & Chief Credit Officer	35	2
Jonathan Dargusch	EVP – Trust & Investments	34	5
Jay Zatta	EVP – Chief Lending Officer	29	7
Lynn Asensio	EVP – Retail Administration	37	10
Michael Perkins	EVP – Chief Risk and Admin.	20	20

*As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

❖ Completed acquisition of ESB Financial Corporation (February 2015).

❖ Increased dividends to shareholders 8 times in last 4 ½ years representing a 64.3% increase.

❖ Earned five consecutive "Outstanding" CRA ratings.

❖ Outperformed the S&P 500 over the past 38 years.

❖ Achieved "5 Star" Bauer Financial Rating.

❖ Named to 2014 KBW Bank Honor Roll.

WesBanco
By all accounts, better.

Differentiating Themes

- ❖ Three State Diversified (emerging) Regional Financial Services Company
  - ➢ Wesmark Funds (proprietary mutual funds, approaching $1 billion in assets.
  - ➢ Trust Business (one of the largest in the Midwest amongst peer banks, 100 years old with $3.7 billion in assets under management and supervision.
  - ➢ Shale Deposit Growth (93% of deposit footprint in shale related areas).
  - ➢ Geographic Diversity (strong legacy market share, three major metro markets).
  - ➢ Geographic Diversification Strategy – past 10 years (top 10 market share Pittsburgh and Columbus MSA's with 60% of loan balances now located in Ohio and Pennsylvania).

WesBanco
By all accounts, better.

Differentiating Themes (cont.)

❖ Balanced (diversified) Revenue Growth Engines

  ➢ Earnings impacted by margin but peaks and valley's smoothed out by other businesses.
  ➢ Rebalancing loan mix strategy (goal is double digit % growth in C&I and HELOC).
  ➢ Rebalancing deposit mix (moved from 14% DDA to 20% DDA over the past 7 years).
  ➢ Debit card revenue now exceeds overdraft/NSF revenue.
  ➢ Balanced (diversified) Revenue Growth Engines.

❖ Efficiency Ratio 57.3%; Driven by Positive Operating Leverage post merger and cost savings.

❖ Cross-Sell Ratio Improving From 3.2 to 4.1 Over the Past 18 months with all Markets over 4.0.

WesBanco
By all accounts, better.

Organic Growth Opportunities

WesBanco
By all accounts, better.



WesBanco Inc.
119 Branches

ESB Financial Corp.
22 Branches
(net of closures)

WesBanco
By all accounts, better.

Wealth Management Capabilities and Growth Trends

- ❖ $3.7B of trust assets under management/custody; over $200 million in private banking assets.

- ❖ Over 5,000 trust and 1,100 private banking relationships.

- ❖ Combined Trust, Securities Brokerage and Private Banking under one executive team.

- ❖ 10 locations in WV, OH & PA.

- ❖ Improving performance as asset values have grown.

- ❖ Shale related opportunities.

- ❖ Product capabilities:
  - ➢ Trust and Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Securities sales
  - ➢ Retirement planning
  - ➢ Insurance – personal and commercial lines, title and health insurance.
  - ➢ Private client services.



*Annualized

WesBanco
By all accounts, better.

Increased Productivity, Improvement & Enhancement of the Commercial Team

- Dedicated C&I and Business Banking teams in our urban markets with dedicated management.

- New product capabilities in SWAP, Treasury Management and Government leasing.

- Realignment of resources from lower growth to higher growth markets.

- Loan portfolio and fee income per RM has increased over the past 5 years.

- ROE - based pricing models used.

- Improved alignment between all commercial business lines; single point of leadership.

WesBanco
By all accounts, better.

Retail Sales/Service Distribution Strategies

❖ All financial centers within 4 hour drive of headquarters, efficient and tight network distribution (talent/marketing). Centralized Wheeling-based back office support functions.

❖ Installation of instant issue debit card machines which are EMV capable in all branches. Electronic banking fees now exceed monthly NSF/OD income.

❖ Licensed Banker Platform produced over $39 million in securities sales in 2015 for over $1.6 million in gross revenue.

❖ $80 million in Business Banking loans produced during 2015.

❖ Full integration of CRM system to ensure relationship building and referrals between business partners.

❖ Financial center optimization underway to include technology deployments and an omni-channel distribution model. Over the past 5 years; closed 7 offices, downsized 3 others and opened 3 new offices in more attractive markets.

❖ Installation of TCR machines in branches has reduced FTE count by 75 since 2013.

❖ Full suite of treasury management products – adding international services, enhancing wire and lockbox capabilities.

WesBanco
By all accounts, better.

Loan Category Growth



% Loan Growth since 2011

Legend: Comm. RE, C&I, Res RE, HE Lines, Consumer

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



2/10/15 acquisition of ESB Financial.
11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Legend:
- ■ Gain Mort. Loan Sales
- ■ Insurance
- □ Trust
- ■ Other Inc.
- ■ Securities brokerage
- ■ Service charges & Fees

($MM)

Chart values: $60.2 (2011), $62.6 (2012), $68.7 (2013), $68.6 (2014), $72.5 (9/30/2015 Annualized)

- ❖ Non-interest income contributed 24% of net revenue YTD 2015.

- ❖ Non-bank offerings (trust, insurance, securities) contributed $24.9 million to YTD 2015 revenue.

- ❖ Securities brokerage revenue has increased 6.6% YTD 2015.

- ❖ Trust fees have increased 4.4% YTD 2015.

- ❖ 1Q'15 included a $376 thousand gain and 3Q'15 included a $10 thousand gain in BOLI income due to mortality payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property. See non-GAAP measures for additional information.

15

Risk Management Update

❖ Preparing for $10 billion Dodd-Frank threshold.
- ❖ A schedule of key regulatory requirements that are applicable at the $10 billion mark has been developed and management is tracking progress and providing updates to the Board of Directors.
- ❖ Staffing analysis, talent reviews and technology assessments are being completed to further organization readiness.

❖ Internal project management office (PMO).
- ❖ Ensures projects effectiveness and overall timeliness.
- ❖ Adherence to defined scope, resources, budget, and mitigation practices.
- ❖ Project advisory and governance groups for management/board reporting.

❖ Stress testing
- ❖ Conducted similar to the Comprehensive Capital Analysis and Review (CCAR) consistent with our size/complexity.
- ❖ Includes liquidity and loan portfolio stress testing.
- ❖ Reviewed annually with senior management, board and regulators.

❖ Enhancing an already strong compliance management system
- ❖ Ongoing assessment of consumer compliance and BSA/AML related risk and regulator expectations to strengthen overall compliance practices.
- ❖ Over next two years, expecting to add 6-10 FTE's to compliance overall.

WesBanco
By all accounts, better.

Information Technology Capabilities

- ❖ Scalable technology infrastructure permitting organic and acquisition related growth without significant additional investment.

- ❖ Use technology to reduce travel cost and enhance communication through video conferencing capabilities across expanding footprint.

- ❖ Reduced communication cost by 43% from 2013 through implementation of company-wide modernization of the communication infrastructure, upgrade of corporate phone systems and complete installation of thin-client technology with elimination of all desktop/laptop computers.

- ❖ Participate/contribute to global information security forums/councils. Collaboration with peers to protect common interest of secure financial industry along with protection of customers' information.

WesBanco
By all accounts, better.

M & A Advantages

- ❖ **History of successful acquisitions which have provided improved earnings.**
- ❖ **Focus on targeted M & A in existing markets and new higher-growth metro areas within a 5-hour drive.**
- ❖ **Ability to execute merger transactions quickly (Fidelity / ESB mergers completed 3-4 months).**
- ❖ **Adequate capital and liquidity to close deals.**
- ❖ **Experienced senior management, IT platform and back office know-how assists early deal completion/efficiencies.**
- ❖ **Community bank look and feel.**
- ❖ **Long-term focus on shareholder returns.**
- ❖ **Total return exceeds the S&P 500 over the last 38 years.**

WesBanco
By all accounts, better.

Financial Information

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Nine months Ended September 2014	For the Nine months Ended September 2015	% Change
Core Operating Net Income*	$53,462	$64,931	21.5%
Diluted Core Operating Earnings Per Share*	$ 1.82	$ 1.75	(4.3%)
Provision for Credit Losses	$4,526	$5,768	27.4%
Core Operating Return on Average Tangible Assets*	1.23%	1.17%	(4.9%)
Core Operating Return on Average Tangible Equity*	15.97%	14.54%	(8.9%)
Core Operating Efficiency Ratio, excludes restructuring and merger related expenses*	58.83%	56.34%	(4.2%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Five Year Earnings Trend

($ in thousands, except diluted earnings per share)	YTD December 2010	YTD December 2011	YTD December 2012	YTD December 2013	YTD December 2014
Net Income	$35,611	$43,809	$49,544	$63,925	$69,974
Diluted Earnings Per Share	$ 1.34	$ 1.65	$ 1.84	$ 2.18	$ 2.39
Provision for Credit Losses	$44,578	$35,311	$19,874	$ 9,086	$ 6,405
Return on Average Assets	0.66%	0.81%	0.88%	1.05%	1.12%
Return on Average Tangible Equity*	11.56%	13.18%	13.57%	15.79%	15.39%
Net Interest Margin (FTE)	3.60%	3.66%	3.53%	3.58%	3.61%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.81%	59.50%	60.98%	60.99%	59.59%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Net Interest Margin



Legend: NIM · Yield on Earning Assets · Cost of Funds

	3Q'13	4Q'13	1Q'14	2Q'14	3Q'14	4Q'14	1Q'15	2Q'15	3Q'15
NIM	3.52%	3.58%	3.63%	3.64%	3.58%	3.60%	3.59%	3.44%	3.36%
Yield on Earning Assets	4.13%	4.09%	4.08%	4.06%	3.98%	3.96%	3.93%	3.76%	3.70%
Cost of Funds	0.73%	0.63%	0.56%	0.52%	0.51%	0.47%	0.43%	0.41%	0.42%

WesBanco
By all accounts, better.

Summary – Capital Ratios



*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

Securities = $2.5 B
~29.8% of total assets



Corporate Bonds 6.2%

US Govt. Agencies 3.2%

Municipals, 34.0%

Agency Mortgage-Backed & CMOs, 56.1%

Equities & Others, 0.5%

- ❖ **Average tax-equivalent portfolio yield of 2.86%.**
- ❖ **WAL approx. 4.6 years; modified duration 4.1%.**
- ❖ **Over 55% unpledged.**
- ❖ **Net unrealized AFS securities gains of $9.4 million at 9/30/15; total net unrealized portfolio gain with HTM of $36.1 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
9/30/15

Total Loans = $5.0 B

Comm. Real Estate = $2.2 B







WesBanco
By all accounts, better.

Reduction in NPA's and C&C Loans



Allowance Coverage



27

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	September 30, 2015	December 31, 2014
Up 1% Rate Shock	+2.1%	+1.9%
Up 2% Rate Shock	+2.7%	+2.1%
Up 3% Rate Shock	+2.3%	+0.9%
Up 2% Rate Ramp	+2.2%	+1.9%
Down 1% Rate Shock	-2.7%	-1.8%
EVE Up 2% Rate Shock *	2.0%	6.0%
EVE Down 1% Rate Shock *	-6.9%	-11.0%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Price and Dividend Information

WesBanco
By all accounts, better.

Dividends Per Share



Dividend Payout Ratio = 41.81% as of 9/30/15

64.3% increase over past 4 ½ years

WesBanco dividend yield is 2.82% compared to SNL Banks $5B-10B peer group of 2.03%.

Investment Rationale

- ❖ **Strong regulatory capital.**
- ❖ **Proven acquisition-oriented growth strategy.**
- ❖ **Liquidity to fund additional lending capacity.**
- ❖ **Asset quality compares favorably with regional and national peers.**
- ❖ **Diversity of earnings stream.**
- ❖ **Potential upside market appreciation due to lower than peer P/E ratio.**

WesBanco
By all accounts, better.

Appendix

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Core Operating Net Income & EPS

	9 months ended	9 months ended
($ in thousands except earnings per share amounts)	9/30/14	9/30/15
Net income	$ 53,462	$ 57,760
Plus: Restructuring and merger-related expense (net of tax)	0	7,171
Core operating net income	$ 53,462	$ 64,931
Average common shares - diluted	29,316,914	37,204,114
Core operating earnings per common share - diluted	$ 1.82	$ 1.75

Non-GAAP Financial Measures
Core Operating Efficiency Ratio

($ in thousands)	9 months ended 9/30/14	9 months ended 9/30/15
Non-interest expense	$ 119,661	$ 147,029
Less: restructuring and merger related expense	(0)	(11,033)
Less: amortization of intangibles	(1,454)	(2,325)
Non-interest expense excluding restructuring and merger related expense & amort. of intangibles	$ 118,207	$ 133,671
Net interest income (on a fully taxable equivalent basis)	$ 149,754	$ 182,893
Non-interest income	51,944	54,440
Less: Securities gains/losses	(756)	(69)
Total income	$ 200,942	$ 237,264
Non-interest expense/total income (core efficiency ratio)	58.83%	56.34%

Non-GAAP Financial Measures
Efficiency Ratio

($ in thousands)

	2010	2011	2012	2013	2014
Non-interest expense	$ 141,152	$ 140,295	$ 150,120	$ 160,998	$ 161,633
Less: restructuring and merger related expense	(175)	0	(3,888)	(1,310)	(1,309)
Non-interest expense excluding restructuring and merger related expense	140,977	140,295	146,232	159,688	160,324
Net interest income (on a fully taxable equivalent basis)	172,234	175,885	175,027	192,556	200,545
Non-interest income	59,599	59,888	64,775	69,285	68,504
Total income	231,833	235,773	239,802	261,841	269,049
Non-interest expense / total income (efficiency ratio)	60.81%	59.50%	60.98%	60.99%	59.59%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2010	2011	2012	2013	2014
Total shareholder's equity	$ 606,863	$ 633,790	$ 714,184	$ 746,595	$ 788,190
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible equity	$ 325,329	$ 353,823	$ 393,785	$ 428,434	$ 471,276
Total assets	$5,361,458	$5,536,030	$6,078,717	$6,144,773	$6,296,565
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible assets	$5,079,924	$5,256,063	$5,758,318	$5,826,612	$5,979,651
Tangible equity to tangible assets	**6.40%**	**6.73%**	**6.84%**	**7.35%**	**7.88%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Tangible equity to tangible assets

($ in thousands)	3Q'14	4Q'14	1Q'15	2Q'15	3Q'15
Total shareholder's equity	$ 788,784	$ 788,190	$ 1,091,384	$ 1,094,653	$ 1,115,742
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,217)	(316,914)	(488,911)	(488,949)	(488,893)
Tangible equity	$ 471,567	$ 471,276	$ 602,473	$ 605,704	$ 626,849
Total assets	$6,278,494	$6,296,565	$8,233,279	$8,375,419	$8,452,430
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,217)	(316,914)	(488,911)	(488,949)	(488,893)
Tangible assets	$5,961,277	$5,979,651	$7,744,368	$7,886,470	$7,963,537
Tangible equity to tangible assets	7.91%	7.88%	7.78%	7.68%	7.87%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Net Operating non-interest income

($ in thousands)

	2011	2012	2013	2014	2015*
Non-interest income	$ 59,888	$ 64,775	$ 69,285	$ 68,504	$ 72,786
Less: Net securities gains	963	2,463	684	903	92
Less: net gains/losses on other real estate owned and other assets	(1,290)	(305)	(81)	(1,006)	223
Net operating non-interest income	$ 60,215	$ 62,617	$ 68,682	$ 68,607	$ 72,471

*Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Assets

($ in thousands)

	9/30/14 YTD	9/30/15 YTD
Net income *	$ 71,478	$ 77,225
Plus: amortization of intangibles * (tax effected at 35%)	1,264	2,021
Plus: merger related items * (tax effected at 35%)	0	9,588
Net income before amortization of intangibles & merger related items *	$ 72,742	$ 88,834
Average assets	$6,238,752	$7,999,764
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,678)	(426,557)
Average tangible assets	$5,921,074	$7,573,207
Core Return on average tangible assets	1.23%	1.17%

* annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Core Operating Return on Average Tangible Equity

($ in thousands)

	9/30/14 YTD	9/30/15 YTD
Net income *	$ 71,478	$ 77,225
Plus: amortization of intangibles* (tax effected at 35%)	1,264	2,021
Plus: merger related items * (tax effected at 35%)	0	9,588
Net income before amortization of intangibles & merger related items*	$ 72,742	$ 88,834
Average total shareholders' equity	$ 773,294	$1,037,494
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,678)	(426,557)
Average tangible equity	$ 455,616	$ 610,937
Core Return on average tangible equity	15.97%	14.54%

* annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Core Operating Return on Average Tangible Equity

($ in thousands)

	__2011__	__2012__	__2013__	__2014__	__3Q'15__
Net income *	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 88,267
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	2,102
Plus: merger related items * (tax effected at 35%)	0	2,527	852	851	477
Net income before amortization of intangibles & merger related items*	45,375	53,469	66,264	72,073	90,845
Average total shareholders' equity	625,061	656,684	733,249	780,423	1,108,616
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(488,726)
Average tangible equity	344,343	375,358	414,336	462,900	619,890
Core Return on average tangible equity	**13.18%**	**14.24%**	**15.99%**	**15.57%**	**14.66%**

* Annualized for 3Q'15

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Return on Average Tangible Equity

($ in thousands)

	2010	2011	2012	2013	2014
Net income	$ 35,611	$ 43,809	$ 49,544	$ 63,925	$ 69,974
Plus: amortization of intangibles* (tax effected at 35%)	1,774	1,566	1,398	1,487	1,248
Net income before amortization of intangibles*	37,385	45,375	50,942	65,412	71,222
Average total shareholders' equity	605,742	625,061	656,684	733,249	780,423
Less: average goodwill & other intangibles, net of def. tax liabilities	(282,389)	(280,718)	(281,326)	(318,913)	(317,523)
Average tangible equity	323,353	344,343	375,358	414,336	462,900
Return on average tangible equity	**11.56%**	**13.18%**	**13.57%**	**15.79%**	**15.39%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Core Operating Return on Average Tangible Assets

($ in thousands)

	2011	2012	2013	2014	3Q'15
Net income *	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 88,267
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	2,102
Plus: merger related items * (tax effected at 35%)	0	2,527	852	851	477
Net income before amortization of intangibles & merger related items*	45,375	53,469	66,264	72,073	90,875
Average total assets	5,440,243	5,606,386	6,109,311	6,253,253	8,399,860
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(488,726)
Average tangible assets	5,159,525	5,325,060	5,790,398	5,935,730	7,911,134
Core Return on average tangible assets	**0.88%**	**1.00%**	**1.14%**	**1.21%**	**1.15%**

43   * Annualized for 3Q'15

WesBanco
By all accounts, better.



44